Exhibit 12.1

Ratio of Earnings to Fixed Charges

The following table presents our historical ratios of earnings to fixed charges for the years ended December 31, 2002, 2003 and 2004.

	Year Ended December 31,					Six months ended June 30,
	2000	2001	2002	2003	2004	2004	2005
Ratio of Earnings to Fixed Charges (1)	—	—	3.3x	—	—	—	—

(1)	For purpose of computing the ration of earnings to fixed charges, earnings consist of income (loss) before taxes, equity in earnings of affiliates, minority interests and cumulative effect of accounting changes plus fixed charges (exclusive of interest capitalized during the period) and amortization of interest previously capitalized. Fixed charges include interest incurred, amortization of debt issue costs and the portion of rental expense that is deemed representative of an interest factor. Earnings were insufficient to cover fixed charges by $13.7 million, $11.3 million, $231.8 million and $3.4 million for the fiscal years ending December 31, 2000, 2001, 2003 and 2004, respectively. Earnings were insufficient to cover fixed charges by $12.4 million and $27.8 million for the six months ending June 30, 2004 and 2005, respectively.